UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Werewolf Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

95075A107
(CUSIP Number)

Sakae Asanuma President & CEO Taiho Ventures LLC 2420 Sandhill Road, Suite 203 Menlo Park, CA 94025	Scott Lesmes, Esq. Morrison & Foerster LLP 2100 L Street, NW Washington, DC 20037
(650) 228-8245	(202) 887-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01125106

1	NAMES OF REPORTING PERSONS
Taiho Ventures LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,068,909

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,068,909

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,068,909

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.51%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Based on 27,539,359 shares of Common Stock outstanding upon the closing of the Issuer’s initial public offering, as provided in the Issuer’s prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on April 30, 2021.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to Common Stock, $0.0001 par value per share (the “Common Stock”), of Werewolf Therapeutics, Inc., a company organized under the laws of the State of Delaware (the “Issuer”). The address of the principal executive office of the Issuer is 1030 Massachusetts Avenue, Suite 210, Cambridge, MA 02138.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Taiho Ventures LLC (“Taiho Ventures” or the “Reporting Person”).

Taiho Ventures is a limited liability company organized under the laws of the State of Delaware.  Its business address is 2420 Sandhill Road, Suite 203, Menlo Park, CA  94025.  Taiko Ventures is the corporate venture arm of Taiho Pharmaceutical Co., Ltd., a Japanese specialty pharmaceutical company (“Taiho Pharmaceutical”) focusing on oncology, allergy and immunology, and urology. Taiho Ventures invests in early stage private companies strategically relevant to Taiho Pharmaceutical.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the name, business address, principal occupation and citizenship of Taiho Venture’s executive officers and board of managers, required by Item 2 of Schedule 13D, is provided on Appendix A and is incorporated by reference herein.

During the last five years, neither the Reporting Person nor the persons listed on Appendix A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In August 2019 and in June 2020, the Reporting Person purchased an aggregate of 11,428,570 shares of Series A preferred stock at an aggregate purchase price of $8.0 million.

In December 2020, the Reporting Person acquired 3,797,921 shares of Series B preferred stock at a purchase price of $3.5 million.

The Issuer’s Board of Directors approved a one-for-8.6691 reverse stock split of its issued and outstanding common stock, stock options and preferred stock effective as of April 23, 2021. Immediately following the reverse stock split, the total number of shares of Series A preferred stock held by the Reporting Person was 1,318,311 and the total number of shares of Series B preferred stock held by the Reporting Person was 438,098.

In connection with the Issuer’s initial public offering, all preferred shares were automatically converted into an equal number of shares of Common Stock.  The Reporting Person also acquired 312,500 shares of Common Stock at a purchase price of $16 per share, or an aggregate purchase price of $5.0 million, in connection with the Issuer’s initial public offering.

The funds used by the Reporting Person to purchase the shares of Common Stock came from its working capital.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Sakae Asanuma, the President & CEO of the Reporting Person, is a member of the Board of Directors of the Issuer.  He was appointed to the Board of Directors in connection with the Reporting Person’s initial investment in the Issuer.

The Reporting Person intends to review the performance of its investment in the Issuer from time to time. Depending on various factors, including the business, prospects and financial position of the Issuer, the current and anticipated future price levels of the Common Stock and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to it, the Reporting Person will take such actions with respect to its investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time, including without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Person’s investment. The Reporting Person may purchase additional equity in the Issuer or may, and hereby reserves the right to, dispose of some or all of its holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including swaps and other derivative transactions.

Other than as described above, the Reporting Person has no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

(a)-(b)
See items 7 to 11 and 13 on page 2 of this Schedule 13D, which information is incorporated by reference herein. The percentage set forth in row 13 is based on 27,539,359 shares of Common Stock outstanding upon the closing of the Issuer’s initial public offering, as provided in the Issuer’s prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on April 30, 2021.

The Reporting Person is a wholly owned subsidiary of Taiho Oncology Inc., a Delaware corporation (“Taiho Oncology”), which is a wholly owned subsidiary of Taiho Pharmaceutical, which is a wholly owned subsdiary of Otsuka Holdings Co., Ltd., a Japanese company (“Otsuka”).  As a result, Taiho Oncology, Taiho Pharmaceutical and Otsuka may be deemed beneficial owners of the Common Stock reported herein as beneficially owned by Taiho Ventures.  Taiho Oncology, Taiho Pharmaceutical and Otsuka each disclaim beneficial ownership of the Common Stock beneficially owned by Taiho Ventures.

(c)
Other than as described in Item 3 above, neither the Reporting Person, nor, to its knowledge, any of the persons set forth on Appendix A, has effected any transaction in the Common Stock during the past sixty (60) days.

(d)
Other than as described in Item 2 above, no person is known to the Reporting Person or, to the Reporting Person’s knowledge, any of the persons set forth on Appendix A, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Securities covered by this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Investors’ Rights Agreement

The Reporting Person is a party to an Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain of its stockholders, dated as of December 23, 2020, which provides the holders of registrable securities with demand, piggyback and S-3 registration rights. Under the terms of the agreement, holders of registrable securities will have equivalent registration rights with respect to any additional shares of Common Stock acquired by these holders.

The demand, piggyback and Form S-3 registration rights will terminate on the earliest to occur of (1) the closing of a deemed liquidation event, as defined in the Issuer’s certificate of incorporation, (2) the third anniversary of the closing of the initial public offering of the Issuer, and (3) with respect to each stockholder, at such time as Rule 144 under the Securities Act of 1933, or another similar exemption is available for the sale of all of such holder’s shares without limitation during a three-month period without registration.

The foregoing description of the Amended and Restated Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Investors’ Rights Agreement, which is filed as an exhibit and incorporated herein by reference.

Lock Up Agreement

On February 23, 2021, the Reporting Person signed a lock-up letter agreement with Jefferies LLC, SVB Leerink LLC and Evercore Group L.L.C. on behalf of the underwriters that prohibits it from (i) selling, offering, contracting or granting any option to sell (including any short sale), pledging, transferring, establishing an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934; (ii) otherwise disposing of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock currently or hereafter owned either of record or beneficially; or (iii) publicly announcing an intention to do any of the foregoing, for a period of 180 days following the date of the prospectus for the Issuer’s initial public offering without the prior written consent of Jefferies LLC, SVB Leerink LLC and Evercore Group L.L.C. on behalf of the underwriters (the “Lock-Up Agreement”).

On February 23, 2021, Mr. Asanuma signed the Lock-Up Agreement in his capacity as a director of the Issuer.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Lock-Up Agreement, which is filed as an exhibit and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Form of Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-255132))

99.2	Form of Lock-up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-255132))

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2021

TAIHO VENTURES LLC

	By:	/s/ Sakae Asanuma
	Name:	Sakae Asanuma
	Title:	President & CEO

Appendix A

EXECUTIVE OFFICERS AND MANAGERS
OF
TAIHO VENTURES LLC

Set forth below is a list of each executive officer and member of the board of managers of Taiho Ventures LLC setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.
Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Sakae Asanuma, a citizen of Japan Taiho Ventures LLC 2420 Sandhill Road, Suite 203, Menlo Park, CA 94025	President & CEO of the Reporting Person

Kazuhiko Okamoto, a citizen of Japan Taiho Ventures LLC 2420 Sandhill Road, Suite 203, Menlo Park, CA 94025	Chief Financial Officer/Secretary of the Reporting Person	Senior Vice President, Finance Taiho Oncology, Inc. 101 Carnegie Center, Suite 101 Princeton, NJ 08540

Masayuki Kobayashi, a citizen of Japan Taiho Ventures LLC 2420 Sandhill Road, Suite 203, Menlo Park, CA 94025	Member, Board of Managers of the Reporting Person	President & Representative Director Taiho Pharmaceutical Co., Ltd. 1-chōme-14-10 Uchikanda, Chiyoda City, Tokyo 101-0047, Japan

Nobuyuki Hashimoto, a citizen of Japan Taiho Ventures LLC 2420 Sandhill Road, Suite 203, Menlo Park, CA 94025	Member, Board of Managers of the Reporting Person	Senior Managing Director Taiho Pharmaceutical Co., Ltd. 1-chōme-14-10 Uchikanda, Chiyoda City, Tokyo 101-0047, Japan